PART II

Zummo Flight Technologies Corporation 1-K Filing

This Annual Report on Form 1-K, or the Annual Report, contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated September 23, 2021, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results, and financial condition.

You should read the following discussion in conjunction with the Company’s audited financial statements and the related notes elsewhere in this Annual Report.

Item 1. Business

Zummo Flight Technologies Corporation (“Zummo Flight Technologies” or the “Company”) is an Arizona Corporation, originally formed on June 6, 2014, under the name RJ Helicopter Corporation. On August 10, 2017, the Company filed an amendment to the Articles of Incorporation, changing the company name from RJ Helicopter Corporation to Zummo Flight Technologies Corporation (see Exhibit EX1“Amended Articles of Incorporation, Original Articles of Incorporation, Name Change Records). The Company currently focuses on improving the safety and performance for vertical lift system (“VLS”) helicopters and drones for both the military and commercial markets worldwide. The Company has been studying a new technology that will make rotorcraft competitive to fixed wing aircraft.

The Company is offering (the “Offering”) Class B common stock (the “Shares”) to the public. The Company will offer Shares through its own website www.zummotechnologies.com (the “Platform”) through the efforts of its Directors, Officers, and employees of the Company, and through The KoreConX, a FINRA-registered broker-dealer entitled to commissions upon the sale of the Shares. Persons who purchase Shares will be shareholders of the Company (“Shareholders” or “Investors”). Nonetheless, the Company projects to spend Two Hundred Thousand Dollars ($200,000) in total Offering expenses including legal and accounting expenses, and other miscellaneous expenses, not including state filing fees.

The Company intends to use the proceeds of this Offering (“Proceeds”) to continue research and development operations of the Company.

The Company is offering to the public its Class B shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular September 23, 2021, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.report/edgar, and may also be obtained by contacting the Company. The Offering began on September 23, 2021. As of December 31, 2021, the Company had sold no shares to date and is currently working on a marketing plan to run the Offering and is not marketing or publicly offering shares.

As of the date of the Offering Circular, the Company has engaged KoreConX as the Company’s SEC-registered transfer agent and registrar of the Shares. The Shares are available for purchase exclusively through KoreConX and will be issued in book-entry electronic form only. The share will be offered through an Internet portal on KoreConX’s website which connects the customer with a payment provider.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: inflation, rising interest rates, its ability to raise sufficient funds from investors to fund loans, as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. To date, the COVID-19 pandemic has impacted the United States and world economy and may have a material impact on the Company’s operations. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus. The operations of certain borrowers and investors may be located in geographic locations which have continued to have certain restrictions due to the COVID-19 pandemic. The Company may be negatively impacted by industry loan purchasers ceasing or limiting their operations due to the ongoing impacts of the COVID-19 pandemic and associated tightening of credit markets. The extent to which COVID-19 will continue to impact the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Item 2. Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Statement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Overview and Operations

Zummo Flight Technologies is an aeronautical technology design and development company focused primarily on the development of its patented Reaction Drive Jet System which, eliminates the need for a tail-rotor on a helicopter, improves flight safety and reduces maintenance cost. The Company currently holds four patents with the USPTO covering its inventions integral to its technology. The Company is a development stage company and currently generates no revenues.

Results of Operations

Revenue

The company is, and has been, solely focused on further development of its patented technologies and currently generates no revenue and does not anticipate generating revenue in the near term.

Operating Expenses

The Company classifies its operating expenses as product development and general and administrative expenses.

Product Development Expense

Our product development efforts are focused on the continued development of our patented technologies. Product development expenses consist primarily of professional fees paid to contractors utilized to design, develop and test our technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

	Year ended December 31,
	2021	2020	$ Change	% Change
Product development expense	$13,000	$37,000	$(24,000)	(65%)

Product development expenses decreased by $24,000, or 65% for the year ended December 31, 2021, as compared to the prior year. The decrease was the result of the Company shifting its resources to fund legal, accounting and consulting fees associated with its planned capital raise via a Reg A+ filing with the Securities and Exchange Commission. We expect product development expenses to increase significantly when and if additional funding becomes available.

General and Administrative Expense

General and administrative expenses consist primarily of personnel costs and professional fees paid to Company contractors engaged in infrastructure and administrative activities to support the routine operations of the business.

	Year ended December 31st
General and Administrative Expenses

	2021	2020	$ Change	% Change
	$161,679	$151,258	$10,421	7%

General and administrative expenses increased by $10,421, or 7% for the year ended December 31, 2021, as compared to the prior year. The increase was due primarily to increased legal, accounting and consulting fees associated with the Company’s efforts in preparing for its planned capital raise via a Reg A+ filing with the Securities and Exchange Commission. As additional funds become available, we expect general and administrative expenses to increase significantly to grow, expand and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance.

Net Loss from Operating Activities:

Zummo Flight Technologies is solely focused on developing its patented technologies and does not generate any revenue. As a result, the Company has generated significant losses and expects to continue generating losses for the foreseeable future.

	Year ended December 31
Net Loss

	2021	2020	$ Change	% Change
	$174,727	$188,383	$13,656	7%

Net Loss increased by $13,656, or 7% for the year ended December 31, 2021, as compared to the prior year. While overall spending in 2021 remained consistent with the prior year, the Company continued to focus its resources towards legal, accounting and consulting fees to support its capital raising efforts. We expect product development expenses to increase significantly when and if additional funding becomes available.

	Year ended December 31
Due to Shareholders
	2021	2020	$ Change	% Change
	$1,027,002	$885,279	$141,724	16%

Due to Shareholders increased by $141,724, over the December 31, 2020, balance. The increase was driven by additional advances made by shareholders to continue funding the operations of Company.

Liquidity and Capital Resources

As of December 31, 2021, and December 31, 2020, the Company had $27,402 and $60,406, respectively, of cash and cash equivalents. As of December 31, 2021, the Company also had an accumulated deficit of approximately $1.9 million, working capital of $27,402 and stockholder’s equity of ($1.0) million. The Company has financed its operations through a combination of shareholder advances and ongoing equity investments by its founder and other investors through private placements. The Company expects to continue generating losses from operations in 2022 and 2023. As of April 28, 2022, the Company had cash on hand of $23,400. The Company has projected operating losses and negative cash flows of approximately $25,000 per month for the next several months. Without additional fundraising, typically and historically conducted on a rolling basis, the Company may become insolvent during 2022. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

Item 3. Directors and Officers

Manager / Executive Officers / Significant Employees

Name	Position	Age	Term of Office
Robert Zummo	Chief Executive Officer and Chairman of the Board of Directors (June 2014-Present)	81	June 2020
Lisa Roulette Zummo	President/Director (June 2014-Present)	49	December 2011
Kathy McDaniel	Board Member (Jan 2020-Present)	63	December 2011

**Robert Zummo is the father of Lisa Roulette Zummo.

Compensation of Directors and Executive Officers

Directors and Officers have been reimbursed when sufficient funds were available. There were no salaries drawn since the inception of the Company.

Name	Position	Age	Term of Office
Robert Zummo	Chief Executive Officer and Chairman of the Board of Directors	81	June 2020
Lisa Roulette Zummo	President/Director	49	December 2011

Robert Zummo Mr. Robert Zummo founded the Company in 2008, with the objective of specializing in vertical-lift advanced technology systems for aircrafts. Mr. Zummo built a team of aviation experts to design, develop and test vertical-lift systems. He is the Chief Executive Officer (CEO) and Chairman of the Board for the Company. During the previous 30 years, Mr. Zummo has held senior management positions in the defense, aerospace, and automotive industries. Mr. Zummo managed multiple factories in the United States, Mexico, Europe, and Asia. He interacts regularly with members of Congress and their staff and governmental counterparts in Europe, Asia, and the Middle East. Mr. Zummo is also an active member of the Association of the United States Army (AUSA) and the Helicopter Association International (HAI).

Lisa Roulette

Lisa Roulette is currently President of the Company, and prior to being appointed President she led the marketing initiatives and played a key role in raising funds for vertical-lift prototype development. Mrs. Roulette has more than 20 years of executive experience in the aviation, automotive, and women’s wellness industries. She is a highly-skilled business development specialist and is fluent in modern day digital marketing across all social media platforms. As President of ZFT, Mrs. Roulette is responsible for building and managing the technical team responsible for the next generation design, development, and testing for all vertical-lift systems, including the RJDS Technology. Additionally, she is responsible for managing all Company performance, including marketing and sales, any future acquisitions, joint ventures, and partnerships as they may arise.

Kathy R. McDaniel

Kathy McDaniel has extensive military aviation experience and is a Director with the Company. Her insight has been invaluable in directing the Company’s decision-making during the research and development process.

Item 4. Security Ownership of Management and Certain Securityholders

Robert Zummo, CEO and Chairman of the Board own 46% of the Company’s securities. Lisa Roulette Zummo, President and Director, owns 10% of the Company’s securities. Kathy McDaniel, a Board member own 17% of the Company.

Name of Beneficial Owner		Amount and Nature of Beneficial Ownership (shares)		Percent of Ownership
Robert Zummo	350,000	28%	46%	June 2020
Lisa Roulette Zummo	150,000	12%	10%	December 2011
Kathy McDaniel	250,000	20%	17%	December 2011
Frank Suozzi	250,000	20%

Item 5. Interest of Management and Others in Certain Transactions

NA

Item 6. Other Information

NA

Item 7. Financial Statements

ZUMMO FLIGHT TECHNOLOGIES
CORPORATION

Financial Statements For The Year Ended December 31, 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT

AUDIT REPORT

924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of ZUMMO FLIGHT TECHNOLOGIES CORPORATION

I have audited the accompanying financial statements of ZUMMO FLIGHT TECHNOLOGIES CORPORATION (the “Company”), which comprise the Balance Sheet as of December 31, 2021, the related Profit & Loss Statement, the related Statement of Cashflows, and the related Statement of Shareholders Equity for the 12-month period then ended, and the related notes to the financial statements.

Opinion

In my opinion, the financial statements and the related notes to the financial statements, referred to above present fairly, in all material respects, the financial position of ZUMMO FLIGHT TECHNOLOGIES CORPORATION as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

/s/ Omar Alnuaimi, CPA

Naperville, IL

April 28, 2022

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

PROFIT & LOSS STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
Revenue
Sales	$-	$-
Total Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-

Operating Expense
General & Administrative Expenses	161,679	151,258
Product Development	13,000	37,000
Total Operating Expenses	174,679	188,258

Net Income (Loss) From Operations	(174,679)	(188,258)

Other Income (Expense)
Misc. Expense	(48)	(125)
Total Other Income (Expense)	(48)	(125)

Net Income (Loss) Before Provision for Income Tax	(174,727)	(188,383)

Provision for Income Taxes	-	-

Net Income (Loss)	$(174,727)	$(188,383)

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

BALANCE SHEET

AS OF DECEMBER 31, 2021

	12/31/21	12/31/20*
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents
TOTAL CURRENT	$27,402	$60,406
ASSETS	27,402	60,406
NON-CURRENT ASSETS
TOTAL NON-CURRENT
ASSETS	-	-

TOTAL ASSETS	27,402	60,406

LIABILITIES AND OWNER'S EQUITY
CURRENT LIABILITIES
Loans Due to Shareholders
TOTAL CURRENT	1,027,002	885,279
LIABILITIES	1,027,002	885,279

NON-CURRENT LIABILITIES
TOTAL NON-CURRENT	-	-
LIABILITIES

TOTAL LIABILITIES	1,027,002	885,279
OWNER'S EQUITY
Common Shares	7,500	7,500
APIC	923,246	923,246
Retained Earnings (Deficit)	(1,755,619)	(1,567,236)
Net Income (Loss)	(174,727)	(188,383)
TOTAL SHAREHOLDERS' EQUITY	(999,600)	(824,873)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$27,402	$60,406

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020 *
OPERATING ACTIVITIES
Net Income (Loss)	$(174,727)	$(188,383)
Non-Cash Adjustments

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(174,727)	(188,383)

INVESTING ACTIVITIES

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-

FINANCING ACTIVITIES
Loans Due to Shareholders	141,723	216,352

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	141,723	216,352

NET INCREASE (DECREASE) IN CASH	(33,004)	27,969
CASH AT BEGINNING OF PERIOD	60,406	32,437
CASH AT END OF PERIOD	$27,402	$60,406

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

STATEMENT OF SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019*	$(636,490)	$-	$(636,490)
Net Income (Loss) for the period ending December 31, 2020*	-	(188,383)	(188,383)
Equity Contributions (Distributions)*	-	-	-
Balance, December 31, 2020*	$(636,490)	$(188,383)	$(824,873)

Balance, December 31, 2020	$(824,873)	$-	$(824,873)
Net Income (Loss) for the period ending December 31, 2021	-	(174,727)	(174,727)
Equity Contributions (Distributions)	-	-	-
Balance, December 31, 2021	$(824,873)	$(174,727)	$(999,600)

* for comparative purposes only

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

ZUMMO FLIGHT TECHNOLOGIES CORPORATION (the “Company”) was incorporated under the laws of the state of Arizona on June 6, 2014, as a "C" Corporation. The company currently focuses on improving the safety and performance for VLS (vertical lift systems) helicopters and drones for both the military and commercial markets worldwide.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments (cont.)

-	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
-	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
-	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2021, the carrying amounts of the Company’s financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

9

ZUMMO FLIGHT TECHNOLOGIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes (cont.)

The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

General & Administrative Expenses

Balance primarily consists of professional consulting fees, legal/compliance & filing fees, accounting fees, and other misc. office expenses.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

Loans Due to Shareholders

Balance includes company expenses paid on behalf of the Company by Shareholders as well as cash advances made to the Company by Shareholders. In both instances, these unsecured, on-demand advances bear no interest.

NOTE C – EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is twenty million (20,000,000), consisting of ten million ‘Class A’ Common Stock and ten million ‘Class B’ Common Stock. As of December 31, 2021, 1,315,500 shares of ‘Class A’ Common Stock are issued and outstanding. No shares of ‘Class B’ Common Stock have been issued and outstanding as of December 31, 2021.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

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ZUMMO FLIGHT TECHNOLOGIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

Item 8. Exhibits

Exhibits Index

Ex. 1	Amended Articles of Incorporation, Original Articles of Incorporation
Ex. 2	Name Change Records
Ex. 3	Bylaws
Ex. 4	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-K and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cities of Scottsdale, Arizona and Towson, Maryland on May 26, 2022.

Zummo Flight Technologies Corporation

8311 E. Via Ventura, #2082

Scottsdale, AZ 85258

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

 s/

Robert Zummo, Chief Executive Officer

Date: May 26, 2022

Location Signed: City of Scottsdale, Arizona

s/

Lisa Roulette Zummo, President

Date: May 26, 2022

Location Signed: City of Towson, Maryland

This Offering Statement has been signed by the following Directors in the capacities and on the dates indicated.

s/

Robert Zummo, Chairman of the Board of Directors

Date: May 26, 2022

Location Signed: City of Scottsdale, Arizona

s/

Lisa Roulette Zummo, Director

Date: May 26, 2022

Location Signed: City of Towson, Maryland

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